

June 4, 2012

Via E-mail
Mr. Glenn M. Renwick
President and Chief Executive Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143

> **Re: The Progressive Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-09518**

Dear Mr. Renwick:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13
Management's Discussion and Analysis
1. Overview
B. Investments and Capital Management, page A-43

1. You state that you had corporate bond investments at December 31, 2011 of $385.9 million, which were from the U.K. and other European companies. In addition, you held $6.0 million of foreign-domiciled other asset-backed securities and $131.9 million of foreign-domiciled preferred stocks (redeemable and nonredeemable). Included in the preferred stocks were $70.3 million issued by U.K.-based financial institutions and $26.5 million issued by a European bank. Please provide us a schedule that shows the amortized cost and carrying value of these investments by company and country and that indicates investment quality.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant